CUSIP No. 949759104                                          Page 17 of 22 Pages


EXHIBIT 3: LETTER OF AUGUST 16, 2000

(stationary of Wells Financial Corp.)


August 16, 2000


Mr. John M. Morrison
3093 Fort Charles Drive
Naples, Florida 34102

Dear Mr. Morrison

We appreciate the interest you and your associates have shown in Wells Financial as evidenced by your purchase of a substantial number of shares of stock. Your comments on the current undervaluation of the majority of financial stocks is a concern shared by virtually everyone in the industry. There is less consensus on why financials have fallen out of favor by the market investor. Is this a short-term lack of interest or is it more long term? This is another question on which opinions vary greatly.

Recent actions taken by the Federal Reserve Board to increase interest rates have had a negative impact on our profitability. While this is an area of our immediate focus, we continue to look at all options to enhance stockholder value, not only for the immediate future but also on a long-term basis.

The Board of Directors has engaged the use of an outside firm to assist in exploring all options and to provide an independent analysis of those options. We anticipate this will be completed in 60 to 90 days.

Best regards,

/s/ Lawrence H. Kruse

Lawrence H. Kruse
President and Chairman of the Board